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SEC 14045734 SSION

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOCKEBRIDGE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WALTHAM STREET
(No. and Street)

LEXINGTON	MA	02421
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT WAXLER (781) 676-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300, WALTHAM, MA 02453
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, SCOTT WAXLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOCKEBRIDGE PARTNERS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Waxler
Signature

Managing Partner
Title

Brenda Vandersluis
Notary Public

BRENDA VANDERSLUIS
NOTARY PUBLIC, State of Massachusetts
Commission Expires June 4, 2015

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LOCKEBRIDGE PARTNERS, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2013

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

LOCKEBRIDGE PARTNERS, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2013

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

LOCKEBRIDGE PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
LockeBridge Partners, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of LockeBridge Partners, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LockeBridge Partners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 22, 2014

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Assets		
Cash and cash equivalents	**$**	**34,254**
Liabilities and Stockholder's Equity		
Accrued expenses	$	4,500
Stockholder's equity:		
Common stock		20
Additional paid-in capital		58,985
Accumulated deficit		(29,251)
Total stockholder's equity		29,754
Total Liabilities and Stockholder's Equity	**$**	**34,254**

See accompanying notes to the financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Commissions and fee income	$	206,000
Expenses:		
Management fee		190,000
Professional fees		11,704
Rent		2,400
Taxes		456
Office expenses		192
		204,752
Net income	**$**	**1,248**

See accompanying notes to the financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2012	**2,000**	**$ 20**	**$ 43,985**	**$ (30,499)**	**$ 13,506**
Capital contribution	-	-	15,000	-	15,000
Net income	-	-	-	1,248	1,248
Balance at December 31, 2013	**2,000**	**$ 20**	**$ 58,985**	**$ (29,251)**	**$ 29,754**

See accompanying notes to the financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net income	$	1,248
Net cash provided by operating activities		**1,248**
Cash Flows from Financing Activities:		
Capital contribution		15,000
Net cash provided by financing activities		**15,000**
Net Increase in Cash and Cash Equivalents		**16,248**
Cash and Cash Equivalents, beginning of year		**18,006**
Cash and Cash Equivalents, end of year	**$**	**34,254**

See accompanying notes to the financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2013

1. Nature of Operations

LockeBridge Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of businesses as well as commercial real estate.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash held in a central registration depository account with the Financial Industry Regulatory Authority.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. Accordingly, management recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, the accompanying financial statements reflect no provision for income taxes. The Company's income tax returns for 2010, 2011 and 2012 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 22, 2014, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2013, there were 2,000 shares of common stock, $.01 par value, of which 2,000 were issued and outstanding.

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $28,797, which was $23,797 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 as of December 31, 2013.

6. Related Party Transactions

The Company is co-located with a sister entity, LockeBridge, LLC (the LLC). Under a Management Services Agreement (the Agreement) dated October 1, 2006, the LLC provides certain services to the Company for various administrative and consulting services, and for use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2013, the Company paid $2,400 to the LLC to cover these expenses.

Management fee expense to the LLC was $190,000 for the year ended December 31, 2013.

7. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $2,400 per year that is owed to the LLC under the Agreement.

8. Revenue Concentration

For the year ended December 31, 2013, one transaction accounted for approximately 97% of commissions and fee income.

LOCKEBRIDGE PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
Year Ended December 31, 2013

Aggregate indebtedness	**$**	**4,500**
Net capital:		
Common stock	$	20
Additional paid-in capital		58,985
Accumulated deficit		(29,251)
		29,754
Adjustments to net capital:		
Central registration depository account		(957)
Net capital, as defined	**$**	**28,797**
Net capital requirement	**$**	**5,000**
Net capital in excess of requirement	**$**	**23,797**
Ratio of aggregate indebtedness to net capital		**0.16 to 1**

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2013 unaudited Form X-17A-5 Part IIA filing.

LOCKBRIDGE PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2013

LockeBridge Partners, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
LockeBridge Partners, Inc.:

In planning and performing our audit of the financial statements of LockeBridge Partners, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 22, 2014